UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Sociedad Quimica y Minera de Chile SA

(Name of Issuer)

Series A Common Stock

(Title of Class of Securities)

833636103

(CUSIP Number)

Kendrick T. Wallace, Vice President and General Counsel
Norsk Hydro Americas, Inc.
100 North Tampa Street, Suite 3300
Tampa, Florida 33802
Phone: (813) 222-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:	Donald H. Meiers
Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
Washington, D.C. 20006

April 18, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 833636103

	1.	Names of Reporting Persons

		Norsk Hydro ASA

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) ....................................................................................☐

		(b) ....................................................................................☐

`	3.	SEC Use Only

	4.	Source of Funds (See Instructions).....WC......See response to Item 3 of this Schedule 13D.

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..................................................................☐

	6.	Citizenship or Place of Organization Norway

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 52,870,610 shares
Owned by
Each	9.	Sole Dispositive Power 0
Reporting
Person With	10.	Shared Dispositive Power 52,870,610 shares

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person

		52,870,610 shares of Series A common stock

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11) 20.09%

	14.	Type of Reporting Person (See Instructions) CO

     This Amendment No. 2 amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission on June 22, 2001 by Norsk Hydro ASA, as previously amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on December 5, 2001. The Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, is sometimes referred to in this filing as the “Schedule 13D.” Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D.

     The Items of the Original Schedule 13D, as amended by Amendment No. 1, referred to below are amended and supplemented as follows:

Item 1.	Security and Issuer

     The name of the issuer is Sociedad Quimica y Minera de Chile S.A. (“SQM”), a Chilean corporation with its principal executive offices located at El Trovador 4285, 6th Floor, Santiago, Chile. This statement relates to SQM’s Series A shares.

     Norsk Hydro ASA, a Norwegian corporation (“Hydro”), the reporting person, through its affiliate, Norsk Hydro Holland B.V., a Netherlands corporation (“Hydro Holland”), has acquired a 49% equity interest in Inversiones SQNH S.A., a Chilean closed corporation (“SQNH”). The remaining 51% equity interest in SQNH is owned by Inversiones SQ Holding S.A., a Chilean corporation (“SQH”).

     Under the terms of an Amended and Restated Option Agreement, dated April 18, 2002 (the “Amended and Restated Option Agreement”), SQH and Hydro Holland, as the sole shareholders of SQNH, agreed to an increase in the capital of SQNH by the equivalent, in Chilean pesos, of US$58,163,265 (the “SQNH Capital Increase”). In connection with the SQNH Capital Increase, SQH and Hydro Holland subscribed and paid for newly issued shares of capital stock of SQNH in accordance with their proportional 51% and 49% interests, respectively, in SQNH. Accordingly, Hydro Holland has invested US$28.5 million. Simultaneously with Hydro Holland’s investment in SQNH, Hydro Holland extended a loan in the amount of US$6.5 million to SQNH (the “SQNH Loan”) under the terms of a Credit Agreement, dated April 18, 2002, among SQNH, as borrower, Hydro Holland, as lender, and SQH and Julio Ponce Lerou, as guarantors (the “SQNH Credit Agreement”).

     SQNH used the proceeds of Hydro Holland’s portion of the SQNH Capital Increase and the SQNH Loan to pay a portion of the purchase price to acquire from SQH all the shares held by SQH (representing 82.98% of the share capital) in Norte Grande S.A., a Chilean corporation whose shares are listed on the Santiago Stock Exchange (“NG”) under the terms of a stock purchase agreement (the “NG Stock Purchase Agreement”) between SQH and SQNH. The SQNH Credit Agreement provides for SQNH’s pledge of the NG shares (the “NG Pledge”) to Hydro Holland as security for the SQNH Loan.

     NG is the owner of 66.88% of the shares of Sociedad de Inversiones Oro Blanco S.A., a Chilean corporation whose shares are listed on the Santiago Stock Exchange (“OB”).

     OB is the owner of 62.87% of the Series A shares and 81.31% of the Series B shares (representing 64.55% of the total capital) of Sociedad de Inversiones Pampa Calichera S.A., a Chilean corporation whose shares are listed on the Santiago Stock Exchange (“PC”).

     PC is the owner of 52,870,610 Series A shares of SQM, representing approximately 20.09% of the total number of shares of Series A (142,819,552) and Series B (120,376,972) stock of SQM outstanding as of December 31, 2001.

Item 3.	Source and Amount of Funds or Other Consideration

     As described in greater detail in the disclosure under Item 1 of this Schedule 13D above, Hydro, through its affiliate, Hydro Holland, invested US$28.5 million in SQNH, representing Hydro Holland’s portion of the SQNH Capital Increase, and loaned SQNH an additional US$6.5 million. All of these funds have been sourced from the working capital of Hydro.

Item 4.	Purpose of Transaction

     As described in the Original Schedule 13D, under the terms of an Option Agreement, dated June 22, 2001 (the “Option Agreement”), by and among Pacific Atlantic Trading Corporation Inc., a corporation organized and existing under the laws of the Cayman Islands (“Pacific Atlantic”), SQ Grand Cayman Cayman Corp., a corporation organized and existing under the laws of Grand Cayman (“SQGC”) and the immediate parent company of SQH, Roberto Guzmán Lyon (“Lyon”) (Pacific Atlantic, SQGC and Lyon being collectively referred to as “Patco”) and Hydro, Patco granted an option (the “Option”) to subscribe for newly issued shares, no par value, of SQH representing 49% of the outstanding shares of SQH. The Option was granted to Hydro in consideration for Hydro’s loan of:

•	US$7,000,000 to SQGC (the “SQH Loan”) under the terms of a Credit Agreement, dated June 22, 2001, by and among SQGC, as borrower, Hydro, as lender, and SQH and Julio Ponce Lerou, as guarantors; and

•	US$18,000,000 to Calichera Caiman (the “PC Loan”), an offshore subsidiary of PC (“PCOS”), under the terms of a Credit Agreement, dated June 22, 2001, as amended on January 23,2002, by and among PCOS, as borrower, Hydro, as lender, and NG, OB, PC and Julio Ponce Lerou, as guarantors.

     Subsequent to the entering into of the Option Agreement, the parties to such agreement determined to alter their business arrangements in the manner that has been memorialized in the Amended and Restated Option Agreement. SQNH, rather than SQH, represents the corporate entity in which Hydro, through its affiliate, Hydro Holland, obtained a 49% equity interest.

     (a)      Under the terms of the Amended and Restated Option Agreement, SQH is to propose and vote to cause the shareholders of OB to approve the sale to Hydro Holland of shares in PC for an amount equal to the equivalent, in Chilean pesos, of US$6 million. The purchase price per share is to be equal to the subscription price per share paid by OB in connection with a capital increase of PC. Accordingly, the actual number of shares of PC to be acquired is not presently determinable. Hydro Holland’s purchase of additional shares of PC will not alter the number of shares of SQM in which it has an indirect interest. However, upon the purchase of the shares of PC, that indirect interest will be by virtue of both (i) its 49% interest in the SQNH, and (ii) the interest represented by the purchased PC shares.

     (d)      The Amended and Restated Option Agreement provides that the relationship between SQH and Hydro Holland, as shareholders in SQNH, is to be governed in accordance with the bylaws of SQNH and a shareholders agreement (the “Shareholders Agreement”) entered into concurrently with the execution of the Amended and Restated Option Agreement.

     Under the Shareholders Agreement, SQH and Hydro Holland have agreed that Hydro is to have the right to designate at least one person to be elected to the Board of Directors of SQM. SQH and Hydro Holland are to take all measures necessary to ensure that the person designated by Hydro is elected as a director of SQM. Further, SQH and Hydro Holland have agreed to use their best efforts to use their votes (including proxies obtained from third parties), as direct or indirect shareholders of PC, to elect two additional persons to the Board of Directors of SQM. In addition, SQH and Hydro Holland have agreed to collaborate with one another so that the Chair person of the Board of Directors of SQM shall always be one of the two persons that SQH and Hydro Holland have, together, used their best efforts to elect to the SQM Board.

     (g)      Under the Amended and Restated Option Agreement, Patco is obligated, within ten days of the execution of the agreement, to cause the Board of Directors of PC to call a shareholders’ meeting to adopt an amendment to the bylaws of PC providing that the sale of PC’s interest in SQM is to require a unanimous proposal and resolution of the Board of Directors of PC and a two-thirds vote of PC’s shareholders.

Item 5.	Interest in Securities of the Issuer

     (a)      Hydro, through its affiliate, Hydro Holland, and Hydro Holland’s interest in SQNH, beneficially owns 52,870,610 shares of SQM’s Series A stock, of which there were 142,819,552 Series A shares outstanding as of December 31, 2001. In addition, SQM had outstanding 120,376,972 Series B shares as of December 31, 2001. Accordingly, Hydro’s beneficial ownership of the 52,870,610 Series A shares of SQM represents 37.02% of the total number of SQM Series A shares outstanding and 20.09% of the total capital of SQM as of December 31, 2001.

     (b)      Hydro, through its affiliate, Hydro Holland, and Hydro Holland’s interest in SQNH, has shared voting power and shared dispositive power with respect to all of the 52,870,610 Series A shares of SQM.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Amended and Restated Option Agreement, dated April 18, 2002, by and among Pacific Atlantic Trading Corporation Inc., SQ Grand Cayman Corp., Inversiones SQ Holding S.A., Roberto Guzmán Lyon and Norsk Hydro ASA
2	Credit Agreement, dated April 18, 2002, by and among Inversiones SQNH S.A., as borrower, Norsk Hydro Holland B.V., as lender, and Inversiones SQ Holdings S.A. and Julio Ponce Lerou, as guarantors
3	Shareholders Agreement of Inversiones SQNH S.A., dated Aprtil 18, 2002, by and between Inversiones SQ Holding S.A. and Norsk Hydro Holland B.V.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2002	/s/ Kendrick T. Wallace
Name: Kendrick T. Wallace
Title: Authorized Representative
Vice President & General Counsel
Norsk Hydro Americas, Inc.

EXHIBIT INDEX

Exhibit No.	Description

1	Amended and Restated Option Agreement, dated April 18, 2002, by and among Pacific Atlantic Trading Corporation Inc., SQ Grand Cayman Corp., Inversiones SQ Holding S.A., Roberto Guzmán Lyon and Norsk Hydro ASA
2	Credit Agreement, dated April 18, 2002, by and among Inversiones SQNH S.A., as borrower, Norsk Hydro Holland B.V., as lender, and Inversiones SQ Holdings S.A. and Julio Ponce Lerou, as guarantors
3	Shareholders Agreement of Inversiones SQNH S.A., dated Aprtil 18, 2002, by and between Inversiones SQ Holding S.A. and Norsk Hydro Holland B.V.